FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of November 2004

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F ☑	Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________]

SIGNATURES
NATIONAL BANK OF GREECE S.A. (REG. No 6062/06/B/86/01) FINANCIAL STATEMENTS AS AT 30 SEPTEMBER 2004 (P.D. 360/85) (In thousand euro)
NATIONAL BANK OF GREECE S.A. (REG. No 6062/06/B/86/01) CONSOLIDATED FINANCIAL STATEMENTS AS AT 30 SEPTEMBER 2004 (P.D. 360/85) (In thousand euro)

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.
/s/ Efstratios-Georgios (Takis) Arapoglou
(Registrant)
Date: 9th November, 2004

___________________________________ Chairman — Chief Executive Officer

Press Release

9-month 2004 results

(Group Profit after tax: +25.3%)

Athens, 9/11/2004

“The impressive 9-month results reflect the Group’s recent substantial effort to achieve sustainable revenue growth, focusing on the areas of retail banking, small and medium-sized companies, and expansion in Southeastern Europe, while at the same time exercising cost containment. It should be noted that mortgage and consumer loans are up 29% and loans to small and medium-sized enterprises are up 25%. At the same time, we are fulfilling our commitments regarding the containment of operating costs, most notably by the completion of the voluntary retirement program, the streamlining of our presence in Western-Europe and the implementation of an administrative cost containment program, actions which are expected to contribute substantially to Group results in the immediate future. We have entered a period for which we are setting more ambitious targets, emphasizing not only an increase in Group revenue but also the efficiency of our operations and the return on equity. Our initiatives to date, and the first results foreshadow the contribution of the Group’s positive performance in the forthcoming quarters. I would like to take this opportunity to congratulate and thank the staff of the Group who, through their undiminished efforts, enabled us to achieve such a good performance.”

Chairman and Chief Executive Officer

Takis Arapoglou

€ millions	30.9.04	30.9.03	±%

Group profit after tax	338.7	270.3	+25.3%
Group profit before tax	474.1	382.5	+23.9%
Group operating profit	364.4	277.4	+31.4%
Earnings per share	€1.02	€0.82	+25.3%
Return on average equity after tax (ROAE)	19.4%	15.1%	+430bps.
Cost to income	60.9%	65.0%	-410bps.
Net interest margin (NIM)	3.01%	2.72%	+29bps.

Main points:

•	Our strategy of increased support towards small and medium-sized companies receives an upbeat response.

✓The bank has lent to 7 500 new clients since the beginning of the year.

✓Loan outstandings towards small and medium-sized companies have increased by 25% y-o-y.

•	Retail banking and our continuously expanding presence in Southeastern Europe remain the most important income drivers.

✓Mortgage and consumer banking outstandings were up 29% y-o-y.

✓The contribution of profits from Southeastern Europe represents 9% of the Group’s profit after tax.

•	Focus on cost-cutting is generating results.

✓Completion of the most ambitious voluntary retirement program to date, resulting in a staff reduction of over 10%. The positive impact of this program will be reflected in the results of the forthcoming quarters.

✓New measures for the containment of administrative costs has resulted in such expenses being down 5% q-o-q.

NBG Group profit after tax is up 25.3% y-o-y to €338.7 million (2003: €270.3 million). Profit before tax is up 23.9% to €474.1 million y-o-y.

The Group’s performance was very satisfactory especially during Q3 2004, with profit after tax reaching the highest level in recent years (€116.9), up 39.7% compared with the corresponding quarter of 2003.

Such Group performance led to an impressive increase in the Group’s ROAE, raising it to a historic high of 19.4% compared with 15.1% in 2003 and allowing the Bank to attain first place with respect to Return on Equity among Greek banks. The Group’s Return on Assets experienced a similar trend, up 19 basis points to 1.18% in the 9-month period of 2004.

Dynamic reinforcement of operating profitability

Group operating profit has experienced a dynamic increase to the historical high of €364.4 million (up 31.4% y-o-y and 15% q-o-q). This performance is the result of the Group’s consistent focus on its core business, as reflected in the continuous improvement in net interest income and the strengthening of commission income.

In particular, net interest income for the 9-month period amounted to €1 048.5 million, up 14.9% y-o-y. Q3 net interest income is up 5.3% q-o-q (Q3 €365.0 million, Q2 €346.6 million) and up 20.6% y-o-y.

The Group’s interest margin experienced a similar trend, exceeding for the first time the 3% mark, up 26 basis points from the end of 2003. Such a positive outcome is the direct result of the changing asset mix of the Group, through its on-going expansion in high return portfolios, especially in retail banking.

Group net commissions amounted to €289 million, up 4.6% y-o-y. Retail and corporate banking operations were the key contributors to this performance (up 12.0% and 16.6% y-o-y respectively) as were commissions on mutual funds (up 17.7% y-o-y), underlining NBG’s dynamic presence in the respective sectors.

The abovementioned Group performance in net interest income and commissions resulted in an increase of total income to €1 475.8 million, up 13.6% from 2003.

Operating cost containment

Total Group costs remain well contained. In particular, administrative expenses are down 5.3% q-o-q as a result of the first round of cost cutting measures. Group operating costs amounted to €300 million in Q3, down 0.8% q-o-q.

Staff costs are marginally up 0.8% q-o-q, whereas the y-o-y increase was contained to 4.6%, which is equal to the increase in nominal salaries specified in the collective labor agreement. It should be noted that the voluntary retirement program, under which 1 509 employees of the Bank will depart, was successfully completed. The cost of the program is calculated at €106 million and the annual reduction in staff costs is expected to amount to €70 million.

As a result of cost containment the Group’s cost-to-income (efficiency) ratio improved further to 60.9% in Q3 compared with 64.6% in 2003.

Reinforcement of NBG’s lead position in retail banking

Retail banking operations, including lending to small enterprises and professionals, have experienced an impressive increase (21% from the beginning of the year and 31% y-o-y). Retail banking operations amount to €13.4 billion, and currently represent 52% of total loans of the Group.

NBG’s presence in lending to small enterprises and professionals has been impressive as a result of the Bank’s strategy to occupy a leading position in their financing, and more generally, to support the small Greek enterprise. Loans outstanding in this category amount to
€1 019 million, up 50% y-o-y. Significant to the increase of the Bank’s lending in this area is the attraction of approximately 6 500 new enterprises and professional clients from the beginning of the year.

The dynamic rise in mortgage lending continues, and is reflected in the impressive increase in disbursements of new mortgage loans, which in the 9-month period amounted to €1 875 million, up 57.4% compared with 2003. Outstanding performance in the origination of new loans has led to an increase in mortgage credit outstandings at an annual rate of 27%, to €8.6 billion and an increase of the corresponding market share (26.1%).

Disbursements of new consumer loans are also marking their best performance in recent years, amounting to €1 076 million in the 9-month period, up 54% compared with 2003. This dynamic trend is underscored by the fact that in Q3, disbursements of consumer loans were up 30% q-o-q. As a result, the consumer lending portfolio increased by 28% since the beginning of the year.

Healthy expansion of the NBG Group in corporate banking

The corporate lending portfolio also experienced positive results. Private enterprise and public sector financing amounted to €12 612 million, up 6.6% from the beginning of the year.

The most rapid increase was achieved by medium-sized business lending, which confirms the Bank’s strategy to focus on this dynamic sector of the Greek economy. In particular, outstandings in this vital sector are up 18% y-o-y. The attraction of new enterprises has experienced a corresponding increase to just under 1 000 clients in the first nine months of 2004.

Large enterprise lending and lending to the shipping sector are up 5.9% since the beginning of the year.

Despite the expansion of the lending portfolio, the quality of assets remains high. In particular, the non-performing loans ratio of the Group is down to 5.5% from 6.2% as of the end of 2003. The consistent implementation of the Group’s provisioning policy is reflected in the high provision coverage of loans in arrears, amounting to 78.5% compared with 74.4% as of the end of the prior year.

As a result of prudent credit risk management, non-performing loans after provisions represent just 1.2% of the total loan portfolio, against 1.6% at the end of 2003. It is noted that these loans are more than covered by liens and encumbrances.

The Group’s strong deposit base expands further

The Group’s total assets under management were up 10% from the beginning of the year to €49.5 billion. Mutual Funds under management are up 6.5% to just below €8.2 billion. The more rapid expansion of Mutual Funds compared with the industry average has resulted in an increase in the Group’s share to 26.7% from 25.3% after the first 9 months of 2004.

A substantial increase (6.6% from the beginning of the year) is experienced by current and savings accounts which currently exceed €30 billion, compared with €28.2 billion at the end of 2003. The further reinforcement of the Group’s deposit base contributed to the maintenance of the Group’s liquidity at a high level (loan-to-deposits ratio 61%) despite the dynamic expansion of the Group’s lending portfolio.

The high liquidity and low gearing of the Group compared with the competition are a competitive advantage and ensure the Group’s ability to play a leading role in the dynamic Greek banking market as well as in the wider area of Southeastern Europe.

Improvement in the international network’s profitability

Operating profitability of the international network is up 17.1% y-o-y. Profit before tax of the international network increased to €98 million from €89 million in the 9-month period of 2003. An indication of the dynamic growth of the Group in the Southeastern Europe is the fact that the profitability of subsidiaries and branches in this area has increased to €37 million, up 30% y-o-y. The National Bank of Greece Group is already a major player in this region and seeks, through a series of initiatives with an emphasis on retail banking, to further strengthen its leading position in this wider area.

Return on equity and efficiency ratios of the international network are also improving. In particular, the return on assets increased to 1.31% in the 9-month period from 1.25% in 2003. Correspondingly, the cost-income ratio improved to 58.7% from 64.8% as a result of initiatives to streamline costs in the international network.

A strong capital base ensures uninterrupted growth for the Group

The Bank, through a subsidiary company which is a Special Purpose Entity, has issued €350 million and $180 million of hybrid securities, which were offered with great success to institutional and private investors. The issue was undertaken in order to diversify the composition of regulatory capital of the Group and rationalize its structure, aiming at a more effective management of the capital base.

After the above issue, the Tier 1 capital adequacy ratio of the Group amounts to 12.5% compared to 10.1% at the end of 2003, whereas the total capital adequacy ratio is expected to reach 15.4% (2003: 12.9%).

Group income statement
€ millions	30.9.04	30.9.03	± %	3Q.04	2Q.04	± %	1Q.04

Net interest income	1048.5	912.6	+14.9%	365.0	346.6	+5.3%	336.9
Net commission income	289.0	276.2	+4.6%	96.3	94.1	+2.4%	98.6
Other operating income	54.4	34.9	+56.0%	19.4	23.7	-18.2%	11.3

Core income	1391.9	1 223.7	+13.7%	480.7	464.4	+3.5%	446.8
Trading gains	83.9	75.7	+10.9%	17.5	25.6	-31.5%	40.8

Total income	1475.8	1 299.4	+13.6%	498.2	490.0	+1.7%	487.6
Staff costs	(572.1)	(541.8)	+5.6%	(192.7)	(191.2)	+0.8%	(188.2)
Administrative & other expenses	(230.4)	(216.8)	+6.4%	(75.5)	(79.8)	-5.3%	(75.1)
Depreciation	(95.5)	(86.1)	+10.9%	(31.9)	(31.6)	+1.0%	(32.0)
Provisions	(129.4)	(101.7)	+27.2%	(40.8)	(40.3)	+1.1%	(48.3)
Extraordinary income	37.5	34.4	+9.1%	6.7	23.7	-71.5%	7.1
Minority interests	(11.8)	(4.9)	+139.6%	(2.7)	(3.7)	-25.7%	(5.4)

Profit before tax	474.1	382.5	+23.9%	161.3	167.1	-3.5%	145.7
Tax	(135.4)	(112.2)	+20.6%	(44.4)	(50.7)	-12.3%	(40.3)

Profit after tax	338.7	270.3	+25.3%	116.9	116.4	+0.4%	105.4

Group commission income

€ millions	30.9.04	30.9.03	± %	3Q.04	2Q.04	± %	1Q.04

Retail (1)	134.6	120.1	+12.0%	46.3	44.3	+4.4%	44.0
Corporate (2)	57.8	49.6	+16.6%	19.3	20.7	-6.3%	17.8
Investment & capital markets (3)	39.3	44.9	-12.4%	11.2	10.7	+5.5%	17.4
Asset management	31.2	26.5	+17.7%	12.2	9.5	+27.7%	9.5
Other (4)	82.3	76.2	+8.0%	26.6	27.9	-4.9%	27.8

Total commission income	345.2	317.3	+8.8%	115.6	113.1	+2.2%	116.5
Commission expenses	(56.2)	(41.1)	+36.8%	(19.3)	(19.0)	+1.3%	(17.9)

Net commission income	289.0	276.2	+4.6%	96.3	94.1	+2.4%	98.6

(1)	Commissions on mortgages and consumer loans, credit cards, deposit account charges, and communications charges.

(2)	Commissions on corporate loans, letters of guarantee, imports-exports and corporate account charges.

(3)	Commissions on custodian services, brokerage and investment banking fees.

(4)	Commissions on money transfers, foreign exchange transactions and other intermediation.

Group trading gains

€ millions	30.9.04	30.9.03	± %	3Q.04	2Q.04	± %	1Q.04

Bond trading and hedging	14.7	39.4	-62.6%	(11.2)	13.3	—	12.6
Income from derivatives trading	0.4	2.7	-83.5%	3.0	(3.0)	—	0.4
FX trading	30.5	24.4	+25.2%	11.0	8.6	+28.4%	10.9
Equity trading	40.6	12.7	+218.3%	15.3	7.8	+96.6%	17.5
Dealing expenses	(2.3)	(3.5)	-32.6%	(0.6)	(1.1)	-40.6%	(0.6)

Total	83.9	75.7	+10.9%	17.5	25.6	-31.5%	40.8

Group loans

€ millions	30.9.04	31.12.03	±ytd%

Portfolios:
Corporate loans	12 611.7	11 835.7	+6.6%
Small business/professionals	1 019.3	829.0	+23.0%
Consumer loans	2 386.8	1 863.5	+28.1%
Credit cards	1 365.1	1 241.3	+10.0%
Mortgages	8 616.6	7 169.9	+20.2%

Total loans	25 999.5	22 939.4	+13.3%
Provisions	(1 126.3)	(1 051.8)	+7.1%

Total loans after provisions	24 873.2	21 887.6	+13.6%

Breakdown:
Performing loans	24 564.6	21 525.8	+14.1%
Non-performing loans	1 434.9	1 413.6	+1.5%

Total	25 999.5	22 939.4	+13.3%

Loan portfolio rations:
NPLs/ Gross loans	5.5%	6.2%
Net NPLs/ Gross loans	1.2%	1.6%
Provision coverage	78.5%	74.4%

Bank disbursements:	30.9.04	30.9.03	±yoy%

Mortgages	1 874.7	1 190.9	+57.4%
Consumer loans	1 076.1	699.4	+53.9%

Assets under management

	€ millions	30.9.04	31.12.03	±ytd%

Deposits:	Sight	4 928.4	4 443.4	+10.9%
	Savings	25 152.9	23 768.4	+5.8%
	Time & other deposits	10 874.5	8 605.7	+26.4%

	Total deposits	40 955.8	36 817.5	+11.2%
	Repos	1 945.6	1 989.4	-2.2%
	Mutual funds	8 177.3	7 679.0	+6.5%
	Mutual funds redeposited with NBG	(1 594.0)	(1 489.0)	+7.1%

	Total	49 484.7	44 996.9	+10%

Key Group ratios

	30.9.04	30.9.03	2003

Net interest margin (NIM)	3.01%	2.72%	2.75%
Return on average assets before tax & minorities (ROAA)	1.18%	0.99%	1.02%
Return on average equity after tax (ROAE)	19.4%	15.1%	15.3%
Cost to income	60.9%	65.0%	64.6%

NATIONAL BANK OF GREECE S.A.
(REG. No 6062/06/B/86/01)
FINANCIAL STATEMENTS AS AT 30 SEPTEMBER 2004 (P.D. 360/85)
(In thousand euro)

ASSETS				30.09.2004			30.09.2003
1.			Cash in hand, balances with central banks			2,333,443			636,248
2.			Treasury bills and other bills eligible for refinancing with central banks
	(a	)	Treasury bills and similar securities			91,581			127,158
3.			Loans and advances to credit institutions
	(a	)	Repayable on demand		36,802			19,783
	(b	)	Other loans and advances		4,118,618			5,319,743
	(c	)	Reverse Repos		3,766,019	7,921,439		3,629,693	8,969,219

4.			Loans and advances to customers		22,909,530			19,499,727
	Less:		Provisions for doubtful debts		(963,373)	21,946,157		(890,576)	18,609,151

5.			Debt securities including fixed-income securities
	(a	)	Government		11,752,931			13,066,651
	(b1)		Corporates		1,190,704			1,763,881
	(b2)		Other issuers		53,211	12,996,846		59,167	14,889,699

6.			Shares and other variable-income securities			337,638			287,758
7.			Participating interests			286,767			302,424
8.			Shares in affiliated undertakings			1,762,718			1,613,495
9.			Intangible assets
	(a	)	Establishment and formation expenses		7,458			5,220
	(c	)	Other intangible assets		226,997			336,628
	Less:		Amortisation of intangible assets as at 30.9		(176,298)	58,157		(144,893)	196,955

10.			Tangible assets
	(a	)	Land		563,727			268,713
	(b	)	Buildings	649,684			476,283
	Less:		Depreciation of buildings as at 30.9	(263,112)	386,572		(229,050)	247,233

	(c	)	Furniture, electronic & other equipment	292,257			273,644
	Less:		Depreciation of furniture, electronic & other equipment as at 30.9	(239,563)	52,694		(214,465)	59,179

	(d	)	Other tangible assets	11,027			10,952
	Less:		Depreciation of other tangible assets as at 30.9	(7,729)	3,298		(7,269)	3,683

	(e	)	Fixed assets under construction and advances		18,215	1,024,506		30,700	609,508

13.			Other assets			396,556			627,632
14.			Prepayments and accrued income			125,333			123,854

			TOTAL ASSETS			49,281,141			46,993,101

LIABILITIES				30.09.2004		30.09.2003
1.			Amounts owed to credit institutions
	(a	)	Repayable on demand	162,106		105,119
	(b	)	Time and at notice	1,383,984		2,948,344
	(c	)	Repos	3,690,986	5,237,076	3,028,525	6,081,988

2.			Amounts owed to customers
	(a	)	Deposits	37,163,875		34,397,460
	(b	)	Other liabilities	205,988		216,504
	(c	)	Repos	1,954,462	39,324,325	2,049,030	36,662,994

3.			Debts evidenced by certificates
	(a	)	Debt securities in issue	550		1,401
	(b	)	Other	10,608	11,158	14,517	15,918

4.			Other liabilities		626,594		567,142
5.			Accrued expenses and deferred income		22,017		16,256
6.			Provisions for liabilities and charges
	(a	)	Provisions for staff pensions and similar obligations	1,463		4,426
	(b	)	Provisions for taxation	5,180		4,320
	(c	)	Other provisions	8,550	15,193	9,397	18,143

6A.			Provisions for general banking risks		5,717		5,761
7.			Subordinated liabilities		1,100,000		1,100,000
			Shareholders’ Equity:
8.			Paid-up capital	1,492,090		1,147,761
9.			Share premium account	32,393		32,393
10.			Reserves	768,786		807,768
11.			Fixed asset revaluation surplus	78,111		11,079
12.			Retained earnings	213,480		223,122
13.			Own shares	(15,665)	2,569,195	(283)	2,221,840

14.			Profit before tax for the period 1.1 — 30.9		369,866		303,059

			TOTAL LIABILITIES		49,281,141		46,993,101

OFF-BALANCE SHEET ITEMS		30.09.2004	30.09.2003
1.	Contingent liabilities	39,723,720	26,165,794
2.	Commitments arising on sale and repurchase agreements	9,419	7
3.	Other off-balance sheet items	19,875,128	26,240,645

	TOTAL OFF-BALANCE SHEET ITEMS	59,608,267	52,406,446

NOTES:

1.	Following a decision of the Annual General Meeting of the Shareholders held on 18.05.2004, National Bank of Greece S.A. increased its share capital by € 344,328 thousand, through the capitalization of an equal amount of land and buildings revaluation surplus through the issuance of 76,517,426 new ordinary shares.

2.	The market value of the Bank’s securities portfolio is lower than its acquisition cost by € 280 million approximately. The difference is predominately due to the decrease in the value of shares of its subsidiaries and affiliated companies and has been included in the consolidated financial statements (either through the consolidation difference, or through the prior year results). For reasons of consistency and comparability with the Group results no provision was made as at 30.09.2004.

3.	Fixed assets of the Bank were free of liens or encumbrances as at 30.09.2004.

4.	Capital expenditure in real estate during the first nine months of 2004 amounted to € 12,181 thousand.

5.	The total number of persons employed by the Bank in Greece and abroad as at 30.09.2004 was 14,728.

6.	The financial statements as at 30.09.2004 and 30.09.2003 have been prepared with the use of provisional trial balances.

7.	The accounting policies of the Bank have not changed since the preceding accounting period. Certain items of 30.09.2003 were reclassified in order to be comparable with the corresponding items of 30.09.2004.

8.	The comparative figures as at 30.09.2003 do not include the financial position of the Bank’s former subsidiaries “Greek Hotels and Tourist Companies of Greece S.A.”, “Ethniki Real Estate and Tourist Company S.A.” and “Olympias Tourism Hotels S.A.”, which were absorbed by the Bank on 30.09.2003, pursuant to the provisions of Law 2166/1993. The absorptions were legally approved before 31.12.2003.

9.	According to the four-digit National Industry Classification Code (NICC), the total revenues of the Bank are classified under caption 651.9 “Activities of other intermediary monetary organisations”.

PROFIT AND LOSS ACCOUNT				1.1. — 30.09.2004			1.1. — 30.09.2003
1.			Interest receivable and similar income
	—		Interest income on fixed-income securities	339,372			387,972
	—		Other interest and similar income	1,354,782	1,694,154		1,275,836	1,663,808

2.			Interest payable and similar charges		(808,380)	885,774		(872,605)	791,203

3.			Income on securities
	(a	)	Income on shares and other variable-income securities	3,345			1,895
	(b	)	Income on participating interests	10,257			6,985
	(c	)	Income on shares in affiliated undertakings	45,558	59,160		16,048	24,928

4.			Commissions receivable		237,574	296,734		220,396	245,324

						1,182,508			1,036,527
5.			Commissions payable			(77,297)			(57,337)

						1,105,211			979,190
6.			Net profit on financial operations		52,989			55,721
7.			Other operating income		9,536	62,525		10,473	66,194

						1,167,736			1,045,384
8.			General administrative expenses
	(a	)	Staff costs
	—		Wages and salaries	(319,330)			(301,867)
	—		Social security costs	(119,305)			(112,315)
	—		Other charges	(42,215)	(480,850)		(40,746)	(454,928)

	(b	)	Other administrative expenses
	—		Taxes and duties	(24,406)			(24,280)
	—		Service fees	(65,896)			(62,271)
	—		Other fees to third parties	(62,259)	(152,561)	(633,411)	(59,626)	(146,177)	(601,105)

						534,325			444,279
9.			Fixed assets depreciation and amortisation charges		(66,671)			(62,125)
10.			Other operating charges		(10,496)	(77,167)		(9,322)	(71,447)

			Profit on ordinary activities before provisions			457,158			372,832
11+12.			Value adjustments in respect of loans and advances and provisions for contingencies			(101,250)			(92,000)

			Profit on ordinary activities before tax			355,908			280,832
15.			Extraordinary income		3,766			9,687
16.			Extraordinary charges		(5,341)			(6,724)
17.			Extraordinary profit		15,533	13,958		19,264	22,227

18.			Profit (before tax)			369,866			303,059
			Income tax (provision)			(96,755)			(80,284)

			Profit (after tax)			273,111			222,775

Athens, 9 November 2004

THE CHAIRMAN AND CHIEF EXECUTIVE OFFICER	THE DEPUTY CHIEF EXECUTIVE OFFICER	THE CHIEF FINANCIAL AND CHIEF OPERATIONS OFFICER	THE CHIEF ACCOUNTANT

EFSTRATIOS-GEORGIOS A. ARAPOGLOU	IOANNIS G. PECHLIVANIDIS	ANTHIMOS C. THOMOPOULOS	IOANNIS P. KYPIAKOPOULOS

NATIONAL BANK OF GREECE S.A.
(REG. No 6062/06/B/86/01)
CONSOLIDATED FINANCIAL STATEMENTS AS AT 30 SEPTEMBER 2004 (P.D. 360/85)
(In thousand euro)

ASSETS				30.09.2004			30.09.2003
1.			Cash in hand, balances with central banks			2,619,010			820,364
2.			Treasury bills and other bills eligible for refinancing with central banks
	(a	)	Treasury bills and similar securities			120,425			156,908
3.			Loans and advances to credit institutions
	(a	)	Repayable on demand		37,390			38,410
	(b	)	Other loans and advances		4,232,299			5,487,970
	(c	)	Reverse Repos		3,994,172	8,263,861		3,857,609	9,383,989

4.			Loans and advances to customers		26,229,770			22,286,286
	Less:		Provisions for doubtful debts		(1,126,271)	25,103,499		(1,061,432)	21,224,854

5.			Debt securities including fixed-income securities
	(a	)	Government		12,132,972			13,332,756
	(b1)		Corporates		1,441,759			1,893,133
	(b2)		Other issuers		974,274	14,549,005		1,107,978	16,333,867

6.			Shares and other variable-income securities			643,672			633,589
7.			Participating interests			202,512			313,643
8.			Shares in affiliated undertakings			751,592			926,709
9.			Intangible assets
	(a	)	Establishment and formation expenses		21,477			7,712
	(b	)	Goodwill		76			29,745
	(c	)	Other intangible assets		294,472			397,913
	Less:		Amortisation of intangible assets as at 30.9		(217,350)	98,675		(171,275)	264,095

10.			Tangible assets
	(a	)	Land		581,151			289,265
	(b	)	Buildings	748,414			568,541
	Less:		Depreciation of buildings as at 30.9	(289,913)	458,501		(252,020)	316,521

	(c	)	Furniture, electronic & other equipment	424,498			396,399
	Less:		Depreciation of furniture, electronic & other equipment as at 30.9	(333,059)	91,439		(291,369)	105,030

	(d	)	Other tangible assets	29,565			27,011
	Less:		Depreciation of other tangible assets as at 30.9	(20,609)	8,956		(19,152)	7,859

	(e	)	Fixed assets under construction and advances		26,597	1,166,644		39,787	758,462

13.			Other assets			546,368			722,513
14.			Prepayments and accrued income			169,001			157,788

			TOTAL ASSETS			54,234,264			51,696,781

LIABILITIES				30.09.2004		30.09.2003
1.			Amounts owed to credit institutions
	(a	)	Repayable on demand	155,378		115,580
	(b	)	Time and at notice	1,546,935		3,064,371
	(c	)	Repos	4,322,539	6,024,852	3,750,121	6,930,072

2.			Amounts owed to customers
	(a	)	Deposits	40,955,802		37,642,691
	(b	)	Other liabilities	226,175		225,510
	(c	)	Repos	1,945,608	43,127,585	2,044,842	39,913,043

3.			Debts evidenced by certificates
	(a	)	Debt securities in issue	26,941		7,336
	(b	)	Other	28,895	55,836	14,517	21,853

4.			Other liabilities		958,897		862,878
5.			Accrued expenses and deferred income		72,594		55,851
6.			Provisions for liabilities and charges
	(a	)	Provisions for staff pensions and similar obligations	23,495		24,773
	(b	)	Provisions for taxation	5,357		4,488
	(c	)	Other provisions	13,847	42,699	13,160	42,421

6A.			Provisions for general banking risks		5,717		5,761
7.			Subordinated liabilities		750,000		750,000
7A.			Hybrid capital (BoG circular No 17/2002)		350,000		350,000
			Shareholders' Equity:
8.			Paid-up capital	1,492,090		1,147,761
9.			Share premium account	32,393		32,393
10.			Reserves	1,030,337		1,095,591
11.			Fixed asset revaluation surplus	20,874		15,036
11a.			Fixed asset investment subsidy	2,700		2,700
12.			Retained earnings	308,500		271,442
13.			Consolidation differences	(462,974)		(144,601)
14.			Minority interests	128,496		136,779
15.			Own shares	(192,137)	2,360,279	(179,620)	2,377,481

			Group profit before tax for the period 1.1 — 30.9	474,046		382,514
			Minority profit before tax	11,759	485,805	4,907	387,421

			TOTAL LIABILITIES		54,234,264		51,696,781

OFF-BALANCE SHEET ITEMS		30.09.2004	30.09.2003
1.	Contingent liabilities	40,890,684	26,527,169
2.	Commitments arising on sale and repurchase agreements	36,015	12,067
3.	Other off-balance sheet items	22,890,649	30,792,420

	TOTAL OFF-BALANCE SHEET ITEMS	63,817,348	57,331,656

NOTES:

A)	The consolidated financial statements of the NBG Group include National Bank of Greece S.A. and the following companies of the financial sector: 1) Atlantic Bank of New York, 2) National Bank of Greece (Canada), 3) The South African Bank of Athens Ltd, 4) National Bank of Greece (Cyprus) Ltd, 5) National Securities Company S.A., 6) “Diethniki” Mutual Fund Management S.A., 7) National Investment Company S.A., 8) “National” Mutual Fund Management S.A., 9) “Ethniki Kefalaiou” Management of Assets and Liabilities Co., 10) National Management and Organization Co., 11) “Ethniki” Leasing S.A., 12) National Regional Development Co. of Northern Greece S.A. Venture Capital, 13) NBG International Ltd, 14) NBG Finance plc., 15) National Securities Co. (Cyprus) Ltd, 16) Interlease A.D. (Sofia), 17) NBG Balkan Fund Ltd, 18) NBG Greek Fund Ltd, 19) ETEBA Bulgaria A.D., 20) ETEBA Emerging Markets Fund Ltd, 21) ETEBA Estate Fund Ltd, 22) ETEBA Venture Capital Management Company Ltd, 23) ETEBA Romania S.A., 24) “Ethniki” Venture Capital Management S.A., 25) Stopanska Banka A.D. Skopje, 26) United Bulgarian Bank A.D. Sofia, 27) ETEBA Advisory S.R.L., 28) NBG International Inc., 29) NBGI Private Equity Ltd, 30) NBG Bancassurance Insurance Brokers S.A., 31) NBG Management Services Ltd, 32) NBGI Jersey Ltd, 33) NBG Luxembourg Holding S.A., 34) NBG Luxfinance Holding S.A., 35) NBG Asset Management S.A.S., 36) NBG International Asset Management S.A.S., 37) Innovative Ventures S.A., 38) NBG Funding Ltd and 39) Banca Romaneasca S.A. Of the companies included in the consolidated financial statements the company referred to under item 39 was consolidated for the first time as at 31.12.2003.

B)	Non financial sector subsidiaries and associated companies are included in the consolidated financial statements of 30.9.2004 using the equity method of accounting.

C)	Own shares amounting to €192,137 thousand are presented as a deduction from equity in accordance with the revised IAS 32 “Financial Instruments — disclosure and presentation”.

D)	Certain Balance Sheet and Profit & Loss items of the leasing subsidiary companies “Ethniki” Leasing S.A. and Interlease A.D. (Sofia) are reclassified in accordance with IAS 17 “Leases”.

E)	Fixed assets of the NBG Group were free of liens and encumbrances as at 30.09.2004.

F)	The total number of persons employed by the NBG Group as at 30.09.2004 was 20,655.

G)	The accounting policies of the NBG Group have not changed since the preceding accounting period.

H)	Certain items in 30.09.2003 were reclassified in order to be comparable with the corresponding items of 30.09.2004.

I)	Balances denominated in foreign currency have been translated into euro at the exchange rates prevailing as at 30.09.2004.

J)	Following a decision of the Annual General Meeting of the Shareholders held on 18.05.2004, National Bank of Greece S.A. increased its share capital by €344,328 thousand, through the capitalization of an equal amount of land and buildings revaluation surplus through the issuance of 76,517,426 new ordinary shares.

K)	According to the four-digit National Industry Classification Code (NICC), 95% of the NBG Group’s revenues are classified under caption 651.9 “Activities of other intermediary monetary organisations” and the remaining 5% are classified under other captions of economic activity.

L)	Of the companies included in the consolidated financial statements as at 30.09.2003, “Greek Hotels and Tourist Companies of Greece S.A.” and “Ethniki Real Estate and Tourist Company S.A.” were absorbed by National Bank of Greece S.A. pursuant to the provisions of Law 2166/93, art. 1-5, and Codified Law 2190/20, art. 69-77 and 78.

PROFIT AND LOSS ACCOUNT				1.1. - 30.09.2004			1.1. - 30.09.2003
1.			Interest receivable and similar income
	—		Interest income on fixed-income securities	387,145			428,848
	—		Other interest and similar income	1,545,444	1,932,589		1,423,964	1,852,812

2.			Interest payable and similar charges		(884,108)	1,048,481		(940,163)	912,649

3.			Income on securities
	(a	)	Income on shares and other variable-income securities	9,580			6,764
	(b	)	Income on participating interests	2,578			7,111
	(c	)	Income on shares in affiliated undertakings	547	12,705		2,699	16574

3A.			Income from associates		23,811			—
4.			Commissions receivable		345,148	381,664		317,255	333,829

						1,430,145			1,246,478
5.			Commissions payable			(56,199)			(41,092)

						1,373,946			1,205,386
6.			Net profit on financial operations		83,937			75,682
7.			Other operating income		17,898	101,835		18,297	93,979

						1,475,781			1,299,365
8.			General administrative expenses
	(a	)	Staff costs
	—		Wages and salaries	(388,817)			(369,367)
	—		Social security costs	(131,509)			(120,976)
	—		Other charges	(51,776)	(572,102)		(51,431)	(541,774)

	(b	)	Other administrative expenses
	—		Taxes and duties	(31,781)			(31,187)
	—		Service fees	(97,389)			(88,689)
	—		Other fees to third parties	(90,024)	(219,194)	(791,296)	(87,012)	(206,888)	(748,662)

						684,485			550,703
9.			Fixed assets depreciation and amortisation charges		(95,535)			(86,127)
10.			Other operating charges		(11,239)	(106,774)		(9,786)	(95,913)

			Profit on ordinary activities before provisions			577,711			454,790
11+12.			Value adjustments in respect of loans and advances and provisions for contingencies			(129,417)			(101,742)

			Profit on ordinary activities before tax			448,294			353,048
15.			Extraordinary income		13,734			17,746
16.			Extraordinary charges		(6,963)			(8,107)
17.			Extraordinary profit		30,740	37,511		24,734	34,373

18.			Profit before tax and minority interests			485,805			387,421
			Minority interests			(11,759)			(4,907)

			Profit before tax			474,046			382,514

	Less		Taxes:
			Income Tax (provision)		(135,864)			(113,255)
			Minority Taxes		505	(135,359)		1,008	(112,247)

			Group profit after tax			338,687			270,267

Athens, 9 November 2004

THE CHAIRMAN AND CHIEF EXECUTIVE OFFICER	THE DEPUTY CHIEF EXECUTIVE OFFICER	THE CHIEF FINANCIAL AND CHIEF OPERATIONS OFFICER	THE CHIEF ACCOUNTANT

EFSTRATIOS-GEORGIOS A. ARAPOGLOU	IOANNIS G. PECHLIVANIDIS	ANTHIMOS C. THOMOPOULOS	IOANNIS P. KYPIAKOPOULOS